Q4 FY2019 & FY2019

ENDAVA ANNOUNCES FOURTH QUARTER FISCAL YEAR 2019 & FISCAL YEAR 2019
RESULTS

Q4 FY2019
24.6% Year on Year Revenue Growth to £76.6 million
22.7% Revenue Growth at Constant Currency
IFRS diluted EPS £0.15 compared to £0.10 in the prior year comparative period
Adjusted diluted EPS £0.20 compared to £0.15 in the prior year comparative period

FY2019
32.3%Year on Year Revenue Growth to £287.9 million
31.1% Revenue Growth at Constant Currency
IFRS diluted EPS £0.44 compared to £0.38 in the prior year
Adjusted diluted EPS £0.76 compared to £0.53 in the prior year

London, U.K. – Endava plc (NYSE: DAVA) ("Endava" or the "Company") a global provider of digital transformation, agile development and intelligent automation services, today announced results for the three months ended June 30, 2019, the fourth quarter of its 2019 fiscal year ("Q4 FY2019") and for the Fiscal Year ended June 30, 2019 ("FY2019").

"We just completed our first year as a public company and I could not be more pleased with our performance as we continue to grow in all of our verticals and all of our geographies. Our revenue for Q4 FY2019 was £76.6 million, an impressive increase of 24.6% Year on Year on a reported basis from £61.5 million in the same quarter in the prior year. For FY2019, our revenue totalled
£287.9 million a 32.3% Year on Year growth."  said John Cotterell, Endava’s CEO.

FOURTH QUARTER OF FISCAL 2019 FINANCIAL HIGHLIGHTS:

•	Revenue for Q4 FY2019 was £76.6 million, an increase of 24.6% compared to £61.5 million in the same period in the prior year.

•	Revenue growth rate at constant currency (a non-IFRS measure) was 22.7% for Q4 FY2019 compared to 44.2% in the same period in the prior year.

•	Profit before tax for Q4 FY2019 was £10.4 million compared to £6.7 million in the same period in the prior year, or 13.6% of revenue compared to 10.9% in the same period in the prior year.

Q4 FY2019 & FY2019

•
Adjusted profit before tax (a non-IFRS measure) for Q4 FY2019 was £13.5 million compared to £9.7 million in the same period in the prior year, or 17.6% of revenue compared to 15.7% in the same period in the prior year.

•
Profit for the period was £8.2 million in Q4 FY2019, resulting in a diluted EPS of £0.15, compared to profit for the period of £4.9 million and diluted EPS of £0.10 in the same period in the prior year.

•
Adjusted profit for the period (a non-IFRS measure) was £11.0 million in Q4 FY2019, resulting in adjusted diluted EPS (a non-IFRS measure) of £0.20 compared to adjusted profit for the period of £7.6 million and adjusted diluted EPS of £0.15 in the same period in the prior year.

FISCAL YEAR 2019 FINANCIAL HIGHLIGHTS:

•	Revenue for FY2019 was £287.9 million, an increase of 32.3% compared to £217.6 million in the prior year.

•	Revenue growth rate at constant currency (a non-IFRS measure) was 31.1% for FY2019 compared to 37.2% in the prior year.

•	Profit before tax for FY2019 was £30.1 million compared to £24.7 million in the prior year, or 10.5% of revenue compared to 11.3% in the prior year.

•	Adjusted profit before tax (a non-IFRS measure) for FY2019 was £52.0 million compared to £33.5 million in the prior year, or 18.0% of revenue compared to 15.4% in the prior year.

•	Profit for the year was £24.0 million in FY2019, resulting in a diluted EPS of £0.44, compared to profit for the year of £19.0 million and diluted EPS of £0.38 in the prior year.

•
Adjusted profit for the year (a non-IFRS measure) was £41.9 million in FY2019, resulting in adjusted diluted EPS (a non-IFRS measure) of £0.76 compared to adjusted profit for the year of £26.8 million and adjusted diluted EPS of £0.53 in the prior year.

CASH FLOW:

•	Net cash from operating activities was £11.1 million in Q4 FY2019 compared to £13.6 million in the same period in the prior year.

•	Net cash from operating activities was £35.3 million in FY2019 compared to £34.0 million in the prior year.

Q4 FY2019 & FY2019

•	Adjusted free cash flow (a non-IFRS measure) was £8.9 million in Q4 FY2019 compared to £11.9 million in the same period in the prior year.

•	Adjusted free cash flow (a non-IFRS measure) was £29.8 million in FY2019 compared to £28.7 million in the prior year.

•
At June 30, 2019, Endava had cash and cash equivalents of £70.2 million compared to £15.0 million at June 30, 2018. Net cash at June 30, 2019 was £70.2 million compared to net borrowing of £4.7 million at June 30, 2018.

OTHER METRICS FOR THE QUARTER ENDED JUNE 30, 2019

•
Headcount reached 5,754 at June 30, 2019, with 5,143 average operational employees in Q4 FY2019, compared to a headcount of 4,819 at June 30, 2018 and 4,340 average operational employees in the same period in the prior year.

•	Number of clients with over £1 million in spend grew to 63 on a rolling twelve months basis at June 30, 2019 compared to 46 at June 30, 2018.

•	Top 10 clients accounted for 40% of revenue in Q4 FY2019, compared to 39% in the same period in the prior year.

•
By geographic region, 28% of revenue was generated in North America, 27% was generated in Europe and 45% was generated in the United Kingdom in Q4 FY2019. This compares to 26% in North America, 31% in Europe and 43% in the United Kingdom in the same period in the prior year.

•
By industry vertical, 52% of revenue was generated from Payments and Financial Services, 28% from TMT and 20% from Other. This compares to 53% Payments and Financial Services, 28% TMT and 19% Other in the same period in the prior year.

OTHER METRICS FOR THE FISCAL YEAR ENDED JUNE 30, 2019

•
Headcount reached 5,754 at June 30, 2019, with 4,902 average operational employees in FY2019, compared to a headcount of 4,819 at June 30, 2018 and 3,957 average operational employees in the prior year.

•	Number of clients with over £1 million in spend grew to 63 at June 30, 2019 compared to 46 at June 30, 2018.

•	Top 10 clients accounted for 38% of revenue in FY2019, compared to 42% in the prior year.

Q4 FY2019 & FY2019

•
By geographic region, 27% of revenue was generated in North America, 28% was generated in Europe and 45% was generated in the United Kingdom in FY2019. This compares to 21% in North America, 34% in Europe and 45% in the United Kingdom in the prior year.

•
By industry vertical, 53% of revenue was generated from Payments and Financial Services,27% from TMT and 20% from Other. This compares to 57% Payments and Financial Services, 28% TMT and 15% from Other in the prior year.

FOURTH QUARTER OF FISCAL YEAR 2019 BUSINESS HIGHLIGHTS:

Pursuant to an agreement that we entered into with Worldpay in November 2016, we granted Worldpay an option to acquire a captive Romanian subsidiary that we created and staffed for Worldpay. On June 1, 2019, we entered into an agreement to sell the captive to Worldpay and to terminate the option and transfer agreement, and on August 31, 2019 the transaction was completed.

OUTLOOK
First Quarter Fiscal Year 2020:
We expect revenues will be in the range £81.0m to £ 81.8m, representing constant currency growth of between 20.0% and 21.0%. We expect adjusted diluted EPS to be in the range of £0.21 to £0.22 per share.

Full Fiscal Year 2020:
We expect revenues will be in the range £346.0m to £348.0m, representing constant currency growth of between 20.0% and 21.0%. We expect adjusted diluted EPS to be in the range of £0.85 to £0.88 per share.

Our guidance regarding constant currency growth is pro-forma for the sale of the Captive which closed on August 31, 2019.

Q4 FY2019 & FY2019

Endava is not able, at this time, to provide an outlook for IFRS diluted EPS for Q1 FY2020 or FY2020 because of the unreasonable effort of estimating certain items that are excluded from adjusted diluted EPS, including, for example, share-based compensation expense, amortisation of acquired intangible assets and foreign currency exchange (gains) losses, the effect of which may be significant.

CONFERENCE CALL DETAILS:
The Company will host a conference call at 8:00 am EST today, September 25, 2019, to review its Q4 FY2019 and FY2019 results. To participate in Endava’s Q4 FY19 and FY2019 earnings conference call, please dial in at least five minutes prior to the scheduled start time (877) 683-6368 or (647) 689-5450 for international participants, Conference ID 7067127.
Investors may listen to the call on Endava’s Investor Relations website at http://investors.Endava.com. The webcast will be recorded and available for replay until Friday, October 11, 2019.

ABOUT ENDAVA PLC:
Endava is a leading next-generation technology services provider and helps accelerate disruption by delivering rapid evolution to enterprises. Using distributed enterprise agile at scale, Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions. Endava helps its clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. It services clients in the following industries: Payments and Financial Services, TMT, Consumer Products, Retail, Logistics and Healthcare. Endava had 5,754 employees as of June 30, 2019 located in offices in North America and Western Europe and delivery centres in Romania, Moldova, Bulgaria, Serbia, North Macedonia, Argentina, Uruguay, Venezuela, and Colombia.

Q4 FY2019 & FY2019

NON-IFRS FINANCIAL INFORMATION:
To supplement Endava’s Consolidated Statements of Comprehensive Income, Consolidated Balance Sheets and Consolidated Statements of Cash Flow presented in accordance with IFRS, the Company uses non-IFRS measures of certain components of financial performance. These measures include: revenue growth rate at constant currency, adjusted profit before tax, adjusted profit for the period, adjusted diluted EPS and adjusted free cash flow.

Revenue growth rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal quarter ended June 30, 2018 were used to convert revenue for the fiscal quarter ended June 30, 2019 and the revenue for the comparable prior period.

Adjusted profit before tax ("Adjusted PBT") is defined as the Company’s profit before tax adjusted to exclude the impact of share-based compensation expense, amortisation of acquired intangible assets, realized and unrealized foreign currency exchange gains and losses, initial public offering expenses incurred, Sarbanes-Oxley compliance readiness expenses incurred, fair value movement of contingent consideration, secondary offering expenses incurred and stamp duty on transfer of shares (all of which are non-cash other than realized foreign currency exchange gains and losses, initial public offering expenses, Sarbanes-Oxley compliance readiness expenses incurred, secondary offering expenses incurred and stamp duty on transfer of shares). Adjusted PBT margin is adjusted PBT as a percentage of total revenue.

Adjusted profit for the period is defined as Adjusted PBT together with the tax impact of these adjustments.

Adjusted diluted EPS is defined as Adjusted profit for the period, divided by weighted average number of shares outstanding - diluted.

Adjusted free cash flow is the Company’s net cash from operating activities, plus grants received, less net purchases of non-current assets (tangible and intangible).

Q4 FY2019 & FY2019

In order for Endava’s investors to be better able to compare its current period results with those of previous periods, the Company has shown a reconciliation of IFRS to non-IFRS financial measures. Management believes these measures help illustrate underlying trends in the Company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the Company's business and evaluating its performance. Management also believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of the Company’s historical financial performance. The presentation of the Company’s non-IFRS financial measures is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS, and its non-IFRS measures may be different from non-IFRS measures used by other companies.

Q4 FY2019 & FY2019

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "outlook," and other similar terms and phrases.  Such forward-looking statements include, but are not limited to, the statements regarding our projected financial performance for our first fiscal quarter and fiscal year 2020.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: our ability to sustain our revenue growth rate in the future;  our ability to retain existing clients and attract new clients, including our ability to increase revenue from existing clients and diversify our revenue concentration; our ability to attract and retain highly-skilled IT professionals at cost-effective rates; our ability to penetrate new industry verticals and geographies and grow our revenue in current industry verticals and geographies; our ability to maintain favourable pricing and utilization rates; our ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in our market; the size of our addressable market and market trends; our ability to adapt to technological change and innovate solutions for our clients; our plans for growth and future operations, including our ability to manage our growth; our expectations of future operating results or financial performance; our ability to effectively manage our international operations, including our exposure to foreign currency exchange rate fluctuations; and our future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” section of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on September 25, 2019. In addition, the forward-looking statements included in this press release represent our views and expectations as of the date hereof and are based on information currently available to us.  We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so except as required by law. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date hereof.

INVESTOR CONTACT:
Endava Plc
Laurence Madsen, Investor Relations Manager
Investors@endava.com

Q4 FY2019 & FY2019

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Twelve Months Ended June 30		Three Months Ended June 30
	2019	2018	2019	2018
	£’000	£’000	£’000	£’000
REVENUE	287,930	217,613	76,618	61,473
Cost of sales
Direct cost of sales	(174,152)	(132,775)	(46,796)	(36,671)
Allocated cost of sales	(14,951)	(12,668)	(3,901)	(3,387)
Total cost of sales	(189,103)	(145,443)	(50,697)	(40,058)
GROSS PROFIT	98,827	72,170	25,921	21,415
Selling, general and administrative expenses	(65,857)	(46,737)	(17,248)	(14,982)
OPERATING PROFIT	32,970	25,433	8,673	6,433
Net finance (expense) / income	(2,870)	(783)	1,774	247
PROFIT BEFORE TAX	30,100	24,650	10,447	6,680
Tax on profit on ordinary activities	(6,093)	(5,675)	(2,219)	(1,782)
PROFIT FOR THE PERIOD AND PROFIT ATTRIBUTABLE TO OWNERS OF THE PARENT	24,007	18,975	8,228	4,898
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(5,987)	(409)	(3,622)	699
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT	18,020	18,566	4,606	5,597

EARNINGS PER SHARE:
Weighted average number of shares outstanding - Basic	50,116,979	45,100,165	52,370,444	45,100,165
Weighted average number of shares outstanding - Diluted	55,026,223	50,426,216	55,195,272	51,266,396
Basic EPS (£)	0.48	0.42	0.16	0.11
Diluted EPS (£)	0.44	0.38	0.15	0.10

Q4 FY2019 & FY2019

CONSOLIDATED BALANCE SHEETS

	June 30, 2019	June 30, 2018
	£’000	£’000

ASSETS - NON-CURRENT
Goodwill	36,760	41,062
Intangible assets	28,910	30,787
Property, plant and equipment	10,579	8,584
Deferred tax assets	9,550	2,488
TOTAL	85,799	82,921
ASSETS - CURRENT
Inventories	—	16
Trade and other receivables	65,917	52,352
Corporation tax receivable	790	677
Cash and cash equivalents	70,172	15,048
TOTAL	136,879	68,093
TOTAL ASSETS	222,678	151,014
LIABILITIES - CURRENT
Borrowings	21	19,744
Trade and other payables	48,502	40,243
Corporation tax payable	2,920	1,488
Contingent consideration	1,244	5,259
Deferred consideration	1,516	4,401
TOTAL	54,203	71,135
LIABILITIES - NON CURRENT
Borrowings	—	20
Contingent consideration	—	7,251
Deferred tax liabilities	2,033	2,832
Other liabilities	113	277
TOTAL	2,146	10,380
EQUITY
Share capital	1,089	996
Share premium	17,271	2,678
Merger relief reserve	4,430	4,430
Retained earnings	146,963	59,260
Other reserves	(1,577)	4,410
Investment in own shares	(1,847)	(2,275)
TOTAL	166,329	69,499
TOTAL LIABILITIES AND EQUITY	222,678	151,014

Q4 FY2019 & FY2019

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended June 30		Three Months Ended June 30
	2019	2018	2019	2018
	£’000	£’000	£’000	£’000
OPERATING ACTIVITIES
Profit for the period	24,007	18,975	8,228	4,898
Income tax charge	6,093	5,675	2,219	1,782
Non-cash adjustments	21,390	6,249	3,120	1,796
Tax paid	(5,904)	(5,608)	(2,263)	(1,920)
UK research and development credit received	1,278	1,854	—	—
Net changes in working capital	(11,516)	6,839	(245)	7,054
Net cash from operating activities	35,348	33,984	11,059	13,610

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)	(7,383)	(5,483)	(2,230)	(1,803)
Proceeds from disposal of non-current assets	57	79	24	77
Acquisition of business / subsidiaries (net of cash acquired)	(3,201)	(28,765)	(59)	(1,089)
Cash and cash equivalents acquired with subsidiaries	—	2,342	—	89
Interest received	476	35	190	5
Net cash used in investing activities	(10,051)	(31,792)	(2,075)	(2,721)

FINANCING ACTIVITIES
Proceeds from borrowings	3,500	26,462	—	3,483
Repayment of borrowings	(23,547)	(36,768)	(9)	(8,674)
Interest paid	(343)	(573)	(63)	(160)
Grant received	1,784	147	—	—
Net proceeds from initial public offering	44,828	—	—	—
Issue of shares	133	—	48	—
Net cash from financing activities	26,355	(10,732)	(24)	(5,351)
Net change in cash and cash equivalents	51,652	(8,540)	8,960	5,538

Cash and cash equivalents at the beginning of the period	15,048	23,571	59,339	9,462
Exchange differences on cash and cash equivalents	3,472	17	1,873	48
Cash and cash equivalents at the end of the period	70,172	15,048	70,172	15,048

Q4 FY2019 & FY2019

RECONCILIATION OF ADJUSTED FINANCIAL MEASURES TO COMPARABLE IFRS FINANCIAL MEASURES

RECONCILIATION OF REVENUE GROWTH RATE AT CONSTANT CURRENCY TO REVENUE GROWTH RATE AS REPORTED UNDER IFRS:

	Twelve Months ended June 30		Three Months ended June 30
	2019	2018	2019	2018
REVENUE GROWTH RATE AT CONSTANT CURRENCY	31.1%	37.2%	22.7%	44.2%
Foreign exchange rates impact	1.2%	(0.7%)	1.9%	(1.4%)
REVENUE GROWTH RATE AS REPORTED UNDER IFRS	32.3%	36.5%	24.6%	42.8%

RECONCILIATION OF ADJUSTED PROFIT BEFORE TAX AND ADJUSTED PROFIT FOR THE PERIOD:

	Twelve Months Ended June 30		Three Months Ended June 30
	2019	2018	2019	2018
	£’000	£’000	£’000	£’000

PROFIT BEFORE TAX	30,100	24,650	10,447	6,680
Adjustments:
Share-based compensation expense	12,022	1,505	3,332	479
Amortisation of acquired intangible assets	3,472	2,653	863	849
Foreign currency exchange (gains) losses, net	(2,945)	17	(1,683)	(528)
Initial public offering expenses incurred	1,055	4,537	—	2,065
Sarbanes-Oxley compliance readiness expenses incurred	1,440	106	213	106
Fair value movement of contingent consideration	5,805	—	—	—
Secondary offering expenses incurred	1,009	—	703	—
Stamp duty on transfer of shares	10	—	(375)	—
Total adjustments	21,868	8,818	3,053	2,971
ADJUSTED PROFIT BEFORE TAX	51,968	33,468	13,500	9,651

PROFIT FOR THE PERIOD	24,007	18,975	8,228	4,898
Adjustments:
Adjustments to profit before tax	21,868	8,818	3,053	2,971
Tax impact of adjustments	(3,969)	(976)	(308)	(231)
ADJUSTED PROFIT FOR THE PERIOD	41,906	26,817	10,973	7,638

Diluted EPS (£)	0.44	0.38	0.15	0.10
Adjusted diluted EPS (£)	0.76	0.53	0.20	0.15

Q4 FY2019 & FY2019

RECONCILIATION OF NET CASH FROM OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW

	Twelve Months Ended June 30		Three Months Ended June 30
	2019	2018	2019	2018
	£’000	£’000	£’000	£’000

Net cash from operating activities	35,348	33,984	11,059	13,610
Adjustments:
Grant received	1,784	147	—	—
Net purchases of non-current assets (tangible and intangible)	(7,326)	(5,404)	(2,206)	(1,726)
Adjusted free cash flow	29,806	28,727	8,853	11,884

Q4 FY2019 & FY2019

SUPPLEMENTARY INFORMATION

SHARE-BASED COMPENSATION EXPENSE

	Twelve Months Ended June 30		Three Months Ended June 30
	2019	2018	2019	2018
	£’000	£’000	£’000	£’000

Direct cost of sales	5,724	1,006	2,137	320
Selling, general and administrative expenses	6,298	499	1,195	159
Total	12,022	1,505	3,332	479

DEPRECIATION AND AMORTIZATION

	Twelve Months Ended June 30		Three Months Ended June 30
	2019	2018	2019	2018
	£’000	£’000	£’000	£’000

Direct cost of sales	3,841	3,226	971	855
Selling, general and administrative expenses	4,059	3,043	1,028	962
Total	7,900	6,269	1,999	1,817

EMPLOYEES, TOP 10 CUSTOMERS and REVENUE SPLIT

Six Months Ended December 31	Twelve Months Ended June 30		Three Months Ended June 30
	2019	2018	2019	2018

Closing number of total employees	5,754	4,819	5,754	4,819
Average operational employees	4,902	3,957	5,143	4,340

Top 10 customers %	38%	42%	40%	39%
Number of clients with > £1m of revenue (rolling 12 months)	63	46	63	46

Geographic split of revenue %
North America	27%	21%	28%	26%
Europe	28%	34%	27%	31%
UK	45%	45%	45%	43%
Industry vertical split of revenue %
Payments and Financial Services	53%	57%	52%	53%
TMT	27%	28%	28%	28%
Other	20%	15%	20%	19%